UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549

                                       SCHEDULE 13D
                                      (Rule 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
           RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                   (Amendment No. 2)1

                                  LECROY CORPORATION
                    ------------------------------------------------
                                   (Name of Issuer)

                         Common Stock, Par Value $0.01 per share
                    ------------------------------------------------
                             (Title of Class of Securities)

                                       52324W109
                    ------------------------------------------------
                                     (CUSIP Number)

                                   George F. Hamel, Jr.
                                   VA Partners, L.L.C.
                              One Maritime Plaza, Suite 1400
                                 San Francisco, CA 94111
                                    (415) 362-3700
                    ------------------------------------------------
                       (Name, Address and Telephone Number of Person
                      Authorized to Receive Notices and Communications)

                                     With a Copy to:

                               Christopher G. Karras, Esq.
                                      Dechert LLP
                                 4000 Bell Atlantic Tower
                                    1717 Arch Street
                               Philadelphia, PA 19103-2793

                                    April 14, 2004
                      ------------------------------------------------
                    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
_______________
1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



===============================================================================
                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 52324W109                                              Page 2 of 13
------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE
    PERSON (entities only)

    ValueAct Capital Partners, L.P.
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*

------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         427,715**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        427,715**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     427,715**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.0%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
------------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5.

			*SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.


                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 52324W109                                               Page 3 of 14
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

    ValueAct Capital Partners II, L.P.
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*

------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         32,565**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        32,565**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     32,565**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     less than 1%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
------------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.


                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 52324W109                                               Page 4 of 14
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

    ValueAct Capital International, Ltd.
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*

------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    British Virgin Islands
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         14,792**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        14,792**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,792**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     less than 1%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
------------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.


                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 52324W109                                               Page 5 of 14
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

    VA Partners, L.L.C.
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*

------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         475,072**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        475,072**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     475,072**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.5%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     00 (LLC)
------------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.


                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 52324W109                                               Page 6 of 14
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

    Jeffrey W. Ubben
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*

------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         475,072**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        475,072**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     475,072**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.5%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
------------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.


                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 52324W109                                               Page 7 of 14
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

    George F. Hamel, Jr.
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*

------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         475,072**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        475,072**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     475,072**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.5%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
------------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.


                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 52324W109                                               Page 8 of 14
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

    Peter H. Kamin
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*

------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         475,072**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        475,072**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     475,072**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.5%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
------------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                             SCHEDULE 13D


	THE PURPOSE OF THIS AMENDMENT NO. 2 TO SCHEDULE 13D IS TO AMEND THE PURPOSE OF TRANSACTION AND INTEREST IN SECURITIES OF THE ISSUER SECTIONS
OF THE SCHEDULE 13D FILED BY THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 24, 2001 AND AMENDMENT NO. 1 THERETO FILED
ON FEBRUARY 17, 2004. THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY REPORTED.


ITEM 4.      Purpose of Transaction.

On April 14, 2004, the Issuer closed a follow-on offering of 1,500,000 shares of its common stock. Of these shares, 500,000 were newly issued by the Issuer and 1,000,000 were offered and sold by the Reporting Persons. As a result of the Reporting Persons' sale of the 1,000,000 shares, they now own, in the aggregate, less than five percent (5%) of the outstanding Common Stock of the Issuer. The Reporting Persons' right to a representative on the Issuer's board of directors under the Voting Agreement dated August 15, 2001 (the "Voting Agreement") by and among the Issuer, ValueAct Capital Partners, L.P. ("ValueAct Partners"), ValueAct Capital Partners II, L.P. ("ValueAct Partners II"), and ValueAct Capital International, Ltd. ("ValueAct International") (collectively, the "Investors"), ceased at the time the Investors owned, in the aggregate, less than five percent (5%) of the then-outstanding Common Stock as a result of sales of Common Stock by the Investors or any of their affiliates. As a result, Peter H. Kamin resigned from the Issuer's board of directors effective April 15, 2004.

The foregoing description of certain provisions of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, which is attached to the Schedule 13D filed by the Reporting Persons on August 24, 2001 as Exhibit 2 and the terms of which are incorporated herein by reference.

The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through
(j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in the public market or in privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

After giving effect to the sale by the Reporting Persons of 1,000,000 shares of Common Stock, ValueAct Partners is the beneficial owner of 427,715 shares of Common Stock, representing approximately 4.0% of the Issuer's outstanding Common Stock, ValueAct Partners II is the beneficial owner of 32,565 shares of Common Stock, representing less than 1% of the Issuer's outstanding Common Stock and ValueAct International is the beneficial owner of 14,792 shares of Common Stock, representing less than 1% of the Issuer's Outstanding Common Stock. VA Partners, LLC, Mr. Ubben, Mr. Kamin and Mr. Hamel may be deemed the beneficial owner of an aggregate of 475,072 shares of Issuer Common Stock, representing approximately 4.5% of the Issuer's outstanding Common Stock. All percentages set forth in this Schedule 13D are based upon the Issuer's reported 10,680,311 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q for the quarter ended December 31, 2003.

(c) At the closing of the follow-on offering on April 14, 2004, the Reporting Persons sold the following shares of Common Stock pursuant to the S-3 Registration Statement that was declared effective by the Securities and Exchange Commission on April 6, 2004:

Reporting Person         Shares    Price/Share
----------   	           -------   -----------

ValueAct Partners       900,000      $18.10

ValueAct Partners II     75,000      $18.10

ValueAct Partners Intl   25,000      $18.10

(e) After the closing of the follow-on offering on April 14, 2004, the Reporting Persons ceased to be the beneficial owners, in the aggregate, of more than five percent of Issuer Common Stock, and accordingly, their obligation to file a Schedule 13D has been terminated.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

A)	Joint Filing Agreement

                                      SIGNATURES

	After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                    POWER OF ATTORNEY

	KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey
W. Ubben, George F. Hamel, Jr. and Peter H. Kamin, and each of them, with full power to act without the other, his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


                                 ValueAct Capital Partners, L.P., by
                                 VA Partners, L.L.C., its General Partner

                                 By:    /s/ George F. Hamel, Jr.
                                  --------------------------------------
Dated:  April 21, 2004             George F. Hamel, Jr., Managing Member


                                 ValueAct Capital Partners II, L.P., by
                                 VA Partners, L.L.C., its General Partner

                                 By:    /s/ George F. Hamel, Jr.
                                  --------------------------------------
Dated:  April 21, 2004             George F. Hamel, Jr., Managing Member


                                 ValueAct Capital International, Ltd., by
                                 VA Partners, L.L.C., its investment manager

                                 By:    /s/ George F. Hamel, Jr.
                                  --------------------------------------
Dated:  April 21, 2004             George F. Hamel, Jr., Managing Member

                                 VA Partners, L.L.C.

                                 By:    /s/ George F. Hamel, Jr.
                                   --------------------------------------
Dated:  April 21, 2004             George F. Hamel, Jr., Managing Member

                                 By:    /s/ Jeffrey W. Ubben
                                   --------------------------------------
Dated:  April 21, 2004             Jeffrey W. Ubben


                                 By:    /s/ George F. Hamel, Jr.
                                   --------------------------------------
Dated:  April 21, 2004             George F. Hamel, Jr.


                                 By:    /s/ Peter H. Kamin
                                   --------------------------------------
Dated:  April 21, 2004             Peter H. Kamin

                                       Exhibit A
                                  JOINT FILING AGREEMENT


The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of LeCroy Corporation is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

                                 ValueAct Capital Partners, L.P., by
                                 VA Partners, L.L.C., its General Partner

                                 By:    /s/ George F. Hamel, Jr.
                                  --------------------------------------
Dated:  April 21, 2004             George F. Hamel, Jr., Managing Member


                                 ValueAct Capital Partners II, L.P., by
                                 VA Partners, L.L.C., its General Partner

                                 By:    /s/ George F. Hamel, Jr.
                                   --------------------------------------
Dated:  April 21, 2004             George F. Hamel, Jr., Managing Member


                                 ValueAct Capital International, Ltd., by
                                 VA Partners, L.L.C., its investment manager

                                  By:    /s/ George F. Hamel, Jr.
                                   --------------------------------------
Dated:  April 21, 2004             George F. Hamel, Jr., Managing Member


                                  VA Partners, L.L.C.

                                  By:    /s/ George F. Hamel, Jr.
                                   --------------------------------------
Dated:  April 21, 2004             George F. Hamel, Jr., Managing Member


                                  By:    /s/ Jeffrey W. Ubben
                                   --------------------------------------
Dated:  April 21, 2004             Jeffrey W. Ubben


                                  By:    /s/ George F. Hamel, Jr.
                                   --------------------------------------
Dated:  April 21, 2004             George F. Hamel, Jr.


                                  By:    /s/ Peter H. Kamin
                                    --------------------------------------
Dated:  April 21, 2004             Peter H. Kamin